Exhibit 1.02

Conflict Minerals Report of Oracle Corporation for the Reporting Year Ending December 31, 2013

Section 1. Introduction

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934 (the “Exchange Act”). The Rule was adopted by the United States Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). Conflict Minerals (“CMs”) are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold. The Rule requires each SEC registrant to provide certain disclosures about CMs which are necessary to the functionality or production of products manufactured by such registrant.

Pursuant to the Rule, if, based upon a reasonable country of origin inquiry, a registrant has reason to believe that any of the CMs in its supply chain may have originated in the Democratic Republic of Congo (the “DRC”) or an adjoining country (the “Covered Countries”), or if such registrant is unable to determine the country of origin of those CMs, then it must file a Conflict Mineral Report with the SEC describing the due diligence measures it has undertaken or will undertake regarding the source and chain of custody of the CMs. Due to our limited ability to determine the origin and chain of custody of CMs necessary to the functionality or production of our products as described below, we have filed this Conflict Minerals Report.

Section 2. Company Overview

We are the world’s largest provider of enterprise software and a leading provider of computer hardware system products and services that are engineered to work together in the cloud and in the data center. We are a leader in the core technologies of cloud computing, including database and middleware as well as web-based applications, virtualization, clustering and large-scale systems management. We provide cloud services as well as software and hardware system products to other cloud service providers, both public and private.

We have determined that components in our computer hardware systems products contain CMs and that they are necessary to the functionality of our hardware system products. The products are in the following categories: Servers; Storage products, Engineering Systems and Networking and Data Center Fabric products. Our hardware systems products represented 8%, 10% and 12% of our total revenues in fiscal 2013, 2012 and 2011, respectively. For further information about our hardware systems products, please refer to Item 1of our Annual Report on Form 10-K for the year ending May 31, 2013, which is incorporated herein by reference.

Section 3. Supply Chain

Our ability to determine the origin and chain of custody of CMs, and whether they directly or indirectly finance or benefit armed groups in the DRC or any Covered Country (the “Conflict Status”), is limited. Our hardware systems supply chain is multi-tiered, global and highly complex. We outsource the manufacturing, assembly and delivery of certain of our hardware systems products to a variety of companies, many of which are located outside the United States, and our hardware systems products incorporate components and subassemblies manufactured by many other global suppliers. We are multiple steps removed from the mining and smelting or refining of CMs, as our third party suppliers and manufacturers may themselves purchase components or subassemblies containing CMs from persons other than the miner, smelter or refiner of CMs. Due to the multiple layers of our global supply chain, we do not have direct visibility into the sourcing, manufacturing and delivery processes through all levels of the hardware supply chain.

We rely on our direct suppliers to provide information on the origin of the CMs contained in components and materials supplied to us – including sources of CMs that are supplied to them from lower tier suppliers as described below.

Since it is not practicable to conduct diligence on all of our suppliers, we believed a reasonable approach to conducting our CM process was to target our direct hardware systems suppliers and manufacturers who collectively represented at least 80% or more of our total direct hardware supply chain expenditure in calendar year 2013 (collectively, our “First-Tier Suppliers”). We also targeted additional hardware supply chain suppliers representing approximately 80% of projected annual hardware supply chain spend for two companies we acquired in 2013, Acme Packet, Inc. (“Acme Packet”) and Tekelec Global, Inc. (“Tekelec”).

Section 4. Design of Due Diligence Framework

During calendar year 2012-2013, we established due diligence strategies and procedures (collectively, our “CM Process”) as a basis for hardware supply-chain management and disclosure compliance relating to CMs. We designed the CM Process with relevant aspects of the disclosure requirements adopted under Rule and industry best practices based upon the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-affected and High-Risk Areas.

Section 5. Due Diligence Measures Undertaken

The design of the CM Process included the following elements:

•	a conflict minerals statement, which is available on our web site at www.oracle.com/us/corporate/citizenship/sustainability/supply-chain/index.html;

•	an organizational structure and processes intended to ensure that our First-Tier Suppliers were made aware of our statement on CMs and that information received by us from and through these First-Tier Suppliers that is relevant to hardware supply-chain due diligence reaches our employees who have knowledge of the SEC disclosure requirements;

•	a process, which uses a consistent reporting template developed by the Electronic Industry Citizenship Coalition (EICC) and the Global E-Sustainability Initiative (GeSI) and data gathered by an electronics industry audit and certification initiative (described below), to enhance visibility with respect to CMs in our hardware supply chain and help identify the risk that our hardware systems products contain CMs that are financing or benefiting armed groups in the DRC or any Covered Country;

•	an assessment by our management of any material risks identified through the process described above;

•	a mechanism for First-Tier Suppliers and others to communicate to us their concerns with respect to our CM Process;

•	reliance on the electronics industry initiative described below to implement and validate supply chain due diligence; and

•	public reporting of the results of our due diligence.

To gain insight into the country of origin, chain of custody and Conflict Status of our CMs, we relied primarily on the Conflict Free Smelter Program (CFSP) of the Extractives Work Group of the EICC and GeSI. As described by EICC/GeSI, CFSP is a voluntary audit and certification program in which an independent third party evaluates smelter and refiner procurement activities and determines whether the smelter or refiner demonstrated that they have systems and controls in place to ensure that all the materials they processed originated from conflict-free sources.

The measures we took to exercise due diligence on the source and chain of custody of CMs in our hardware systems products were as follows:

•	communicating our conflict minerals statement to First Tier Suppliers;

•	surveying our First-Tier Suppliers to provide information concerning CMs in their respective supply chains, as well as the specific smelters and refiners of the CMs in their supply chains by completing and sending us the Conflict Minerals Reporting Template (CMRT), a template developed by the EICC that provides a consistent industry-wide means of collecting information on the source of conflict minerals;

•	analyzing First-Tier Suppliers’ CMRT survey responses for completeness and internal consistency and following up with First-Tier Suppliers in an effort to obtain more information; and

•	comparing the information received from First-Tier Suppliers with the data made available by the CFSP.

Section 6. Conflict Mineral Reporting Template – Survey Results

We sent our First-Tier Suppliers a request to complete the CMRT and provide their response to us. We directed these First-Tier Suppliers to the EICC website which contains written instructions and recorded training on how to use the CMRT. The CMRT includes questions regarding a supplier’s conflict-free policy and its engagement with its direct suppliers and asks suppliers to list the smelters and refiners they use. The CMRT also contains questions regarding each supplier’s sourcing through multiple tiers, the origin of conflict minerals included in products as well as the measures suppliers have taken to conduct their own due diligence.

We exceeded our goal of surveying suppliers representing at least 80% of our annual direct hardware supply chain expenditures, ultimately receiving responses from First Tier Suppliers representing approximately 90% of our 2013 annual direct hardware systems supply chain spend, inclusive of our acquisitions of Acme Packet and Tekelec. The majority of the responses we received from our First-Tier Suppliers provided aggregate data for their global supplier list on an entity-wide basis. The First-Tier Suppliers were unable to specify from their global supplier list the exact smelters or refiners used for the specific components included in Oracle hardware systems products. We are therefore unable to definitively determine whether any of the CMs reported by the First-Tier Suppliers were contained in our end products or to validate which of the smelters and refiners included in the CMRTs of our First-Tier Suppliers actually supplied CMs in our component parts. As a result, we were unable to determine with specificity the country of origin of the CMs contained in each of our hardware products and, consequently any connection between our CMs and the direct or indirect financing of armed groups in the DRC or Covered Countries.

We reviewed the responses and engaged with our First-Tier Suppliers to address untimely, incomplete and inconsistent data reported in the CMRTs. We cross-checked the combined responses from our direct hardware systems suppliers against the CFSP list of Certified Conflict-Free smelters and refiners to identify the smelters within our indirect supply chain that have gone through the CFSP Conflict-Free certification process. As of April 25, 2014, we were able to validate that:

•	23 CFSP Certified Conflict-Free Smelters of tantalum;

•	1 CFSP Certified Conflict-Free Smelter of tungsten;

•	12 CFSP Certified Conflict-Free Smelters of tin; and

•	39 CFSP Certified Conflict-Free Smelters of gold

were reported by our direct hardware system suppliers as being in their supply chain.

Our efforts to determine the mine or location of origin of the CMs follow the due diligence measures described above.

Oracle has also adopted the EICC Code of Conduct, available at http://www.eicc.info/eicc_code.shtml and actively participates with other industry group members to leverage industry-wide approaches to address issues impacting supply chain operations in the electronics industry, including conflict minerals.

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